UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EOS ENERGY ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)
Commission file number 001-39291

Delaware	84-4290188
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3920 Park Avenue, Edison, New Jersey	08820
(Address of Principal Executive Offices)	(Zip Code)

Nathan Kroeker
Interim Chief Financial Officer
Eos Energy Enterprises, Inc.
(732) 225-8400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Eos Energy Enterprises, Inc. (the “Company” or “Eos”) is submitting this Specialized Disclosure Report on Form SD and the related Conflict Minerals Report filed herewith for the calendar year ended December 31, 2025, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). All terms used but not defined in this report shall have the meanings ascribed to them in the Rule or Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the Rule, the Company is filing the Conflict Minerals Report attached as Exhibit 1.01 to this report. A copy of this Form SD and the related Conflict Minerals Report are publicly available at https://investors.eose.com. The information contained on the website referenced herein is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.
Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 3 – EXHIBITS

Item 3.01 Exhibits

Exhibit Number	Description of Document

1.01	Eos Energy Enterprises, Inc. Conflict Minerals Report - December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EOS ENERGY ENTERPRISES, INC.

Date: May 28, 2026	By:	/s/ Nathan Kroeker
	Name:	Nathan Kroeker
	Title:	Interim Chief Financial Officer